SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Patricia Roquebert - Panama
507-304-2672
Neylu Longoria - U.S.
(210) 277-2934

COPA AIRLINES REPORTS AN 84.1 PERCENT
ON-TIME PERFORMANCE LEVEL FOR FOURTH QUARTER 2007

Panama, Jan. 24, 2008 - - Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), today reported an on-time performance of 84.1 percent and a flight completion factor of 99.3 percent for fourth quarter 2007. The airline measures and reports on-time performance quarterly according to international standards established for the aviation industry worldwide.

“Our on-time performance and completion metrics demonstrate that we consistently provide what our customers value -- reliable service and on-time flights, with one of the youngest fleets in Latin America,” said Pedro Heilbron, CEO of Copa Airlines.

During fourth quarter 2007, Copa Airlines received recognition from Peruvian and Argentinean transportation officials for being a leader in on-time performance at the Lima and Buenos Aires airports, respectively.

Copa Airlines operates from a strategic location at the Hub of the Americas in the Republic of Panama. The airline is an associate member of the SkyTeam Global Alliance, through which it offers more than 15,200 daily flights to 841 cities in 162 countries.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and AeroRepública operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers more than 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides access to flights to more than 120 international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. AeroRepública, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin. For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 01/24/2008	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO